UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K
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CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): **October 7, 2005**

VTEX ENERGY, INC.
(Exact name of Registrant as specified in its charter)

Nevada	**000-22661**	**76-0582614**
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

8303 Southwest Freeway, Suite 950
Houston, Texas   **77074**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(713) 773-3284**

Not applicable
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ]   **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

[ ]   **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

[ ]   **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

[ ]   **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 1.01 Entry into a Material Definitive Agreement

On October 7, 2005, VTEX Energy, Inc. and its wholly owned subsidiary, Viking International Petroleum, PLC, (collectively the "Company") entered into an agreement with Marathon Capital, LLC ("Marathon") and U.S. Energy Systems, Inc. ("USEY"), referred to collectively as the "Acquirors" pursuant to which the "Acquirors" will jointly acquire certain energy assets in the United Kingdom. The energy assets to be acquired include gas field licenses, (with proved recoverable gas reserves estimated to exceed 60 billion cubic feet), gas gathering and processing systems and a related gas turbine power plant. The gas field licenses are owned by Viking Petroleum UK Limited, an entity in which the Company has an approximate 26% ownership interest. The gas turbine plant has a capacity ranging from 40 to 45 megawatts.

The Acquirors will organize an entity ("Newco") to acquire these assets. Twenty-five percent (25%) of Newco will be owned by each of Marathon and VTEX in consideration of their contribution of assets and/or services, and 50% will be owned by an entity USEY will organize ("Investco") in consideration of a capital contribution described below. USEY is obligated to make an equity contribution of up to $5 million in Investco, subject to reduction under certain circumstances as more fully described below. Investco will fund the expenses of the proposed acquisition and will contribute its capital, through Newco, toward the purchase price of the assets. Although Investco will initially be wholly owned by USEY, the Company and Marathon may elect, during the 60 days following the signing of this agreement, to invest up to $2 million in Investco and thereby acquire up to a combined 33.333% equity interest. Such investment would represent an approximate 10% to 20% premium over the investment made by USEY. USEY's obligation to contribute capital to Investco may be reduced by an amount equal to the investment made by or on behalf of the Company and Marathon

Distributions from Newco will generally be 90% to Investco and 5% to each of the Company and Marathon until Investco recovers its investment in Newco plus interest at 12% per annum. Thereafter, Newco's distributions will be 50% to Investco and 25% to each of the Company and Marathon. Distributions from Investco will be made on a pro rata basis based on each member's equity ownership interest.

It is anticipated that the aggregate purchase price for the assets will be approximately $60 million, of which $5 million will consist of the contributed capital into Investco. Additional funding of the acquisition is expected to consist of project financing secured by the acquired assets.

The Company and the other parties to this agreement intend to negotiate additional documentation providing for their respective rights and obligations regarding their ownership interests in Newco and Investco, the proposed acquisition of these assets and the related financing arrangements. There can be no assurance that these assets will ultimately be acquired, or that the prosposed transaction will be profitable for the Company.

SIGNATURE

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VTEX ENERGY, INC.

Date: October 17, 2005   By: /s/ Randal B. McDonald, Jr.
                                          Randal B. McDonald, Jr.
                                          Chief Financial Officer